UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Haleon plc

(Name of Issuer)

Ordinary Shares, nominal value £1.25 per share

(Title of Class of Securities)

405552100*

(CUSIP Number)

Victoria A. Whyte

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*Represents the CUSIP of the Issuer’s American Depositary Shares (“ADSs”), each representing two ordinary shares, nominal value £1.25 per share.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 502,727,073
	8.	SHARED VOTING POWER 1,195,320,110 (1)
	9.	SOLE DISPOSITIVE POWER 502,727,073
	10.	SHARED DISPOSITIVE POWER 1,195,320,110 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,320,110 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Footnotes:

(1) Includes (i) 502,727,073 ordinary shares, nominal value £1.25 per share (“Ordinary Shares”) of Haleon plc (the “Issuer” or “Haleon”), which are held by Glaxo Group Limited (“GGL”), an indirect wholly owned subsidiary of GSK plc (“GSK”), (ii) 437,718,800 Ordinary Shares held by GSK (No. 1) Scottish Limited Partnership (“SLP 1”), a Scottish limited partnership controlled by GSK, (iii) 164,375,414 Ordinary Shares held by GSK (No. 2) Scottish Limited Partnership (“SLP 2”), a Scottish limited partnership controlled by GSK, and (iv) 90,498,823 Ordinary Shares held by GSK (No. 3) Scottish Limited Partnership (“SLP 3”), a Scottish limited partnership controlled by GSK (SLP 1, SLP 2 and SLP 3 together, the “SLPs”).

(2) Based on 9,234,573,831 Ordinary Shares outstanding as of July 18, 2022, as reported in the Issuer’s Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on July 18, 2022 (the “Form 6-K”).

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Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares of Haleon, a public limited company incorporated under the laws of England and Wales. The Issuer’s principal executive offices are located at Building 5, First Floor, The Heights, Weybridge KT13 0NY, England.

Item 2. Identity and Background.

This Statement is being filed on behalf of GSK, a public limited company incorporated under the laws of England and Wales. GSK and its subsidiaries constitute a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together, with its principal offices located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England. Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of GSK. The Ordinary Shares are held directly by GGL and the SLPs.

During the last five years prior to the date hereof, neither GSK nor, to the best knowledge of GSK, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On July 31, 2019, GSK completed a transaction with Pfizer Inc. (“Pfizer”) to combine substantially all of GSK’s and Pfizer’s consumer healthcare business in a joint venture, with GSK holding 68% and Pfizer holding 32% of the ordinary share capital of the joint venture entity, GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited (“CH JVCo”). Through the Demerger (as defined below), approximately 80.1% of GSK’s interest in the CH JVCo was demerged to GSK shareholders by way of an interim dividend in specie satisfied by the transfer by GSK of the A ordinary shares in GlaxoSmithKline Consumer Healthcare Holdings Limited (“GSKCHHL”), a company holding GSK’s interest in the CH JVCo, to Haleon in consideration for the issuance by Haleon of shares to GSK shareholders. Through a series of share exchanges after the Demerger, GSK, Pfizer and the SLPs exchanged their retained indirect interests in the CH JVCo for interests in Haleon.

As part of certain arrangements to fund GSK’s UK pension benefit obligations, on March 25, 2022 and prior to the Demerger and the share exchanges, GSK transferred its entire holding of the C ordinary shares in GSKCHHL to the SLPs controlled by GSK. Additionally, the GSK shares were initially issued to GSK plc, but were transferred on July 25, 2022 to GGL for a consideration based on the volume-weighted average share price of the Haleon shares over the first five days of trading on the London Stock Exchange, and was settled via intercompany call account movements.

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Item 4. Purpose of Transaction.

On June 23, 2021, GSK announced its intention to effect the separation of the consumer healthcare business from GSK by way of a demerger (the “Demerger”). On March 25, 2022, GSK had transferred 11.03% of its interest in GSKCHHL (representing its entire shareholding of C ordinary shares in GSKCHHL and equivalent to 7.5% of the consumer healthcare business) to the SLPs, each of which provides a funding mechanism for a separate GSK UK pension scheme. On July 17, 2022, each of the SLPs had exchanged their respective holdings of ordinary shares in GSKCHHL in consideration for shares in Haleon. For a period of 18 months following the Demerger, a subsidiary of GSK (acting as the general partner of each SLP) will have the ability to liquidate the Haleon shares held by the relevant SLP for cash (and to determine the timing, mechanism and terms of such sales), subject to: (i) the terms of the Lock-up Agreement and any customary secondary lock-up periods agreed in connection with the sales; and (ii) the terms of the Orderly Marketing Agreement and the side letter to the Orderly Marketing Agreement (each as described below).

In addition, on July 17, 2022 GSK had exchanged its entire holding of B ordinary shares in GSKCHHL (representing an 8.01% stake in the ordinary share capital of GSKCHHL) in consideration for a 5.44% interest in Haleon. GSK intends to monetise these holdings in Haleon in a disciplined manner to further strengthen the balance sheet of the post-Demerger GSK group.

Demerger Agreement

On June 1, 2022, the Issuer and GSK entered into a Demerger agreement (the “Demerger Agreement”) to effect the Demerger and to govern aspects of the relationship between the Issuer and GSK following completion of the Demerger, including in respect of, among other things, confidentiality and certain indemnity obligations in connection with the issuance of shares by the Issuer in connection with the Demerger.

Separation Co-operation and Implementation Agreement

On June 1, 2022, GSK, Pfizer and Haleon, among others, entered into a Separation Co-operation and Implementation Agreement. The Separation Co-operation and Implementation Agreement details certain actions to be taken and arrangements to be implemented to effect completion of, or which otherwise relate to, the Demerger of the consumer healthcare business. The Separation Co-operation and Implementation Agreement records the obligations of the parties relating to such matters and contains certain terms on which relations between the parties are governed following the completion of the Demerger.

GSK Exchange Agreement

On June 1, 2022, GSK and Haleon entered into an exchange agreement pursuant to which GSK exchanged its entire holding of B ordinary shares in GSKCHHL in consideration for shares in Haleon representing approximately 5.44% of the issued and outstanding Ordinary Shares immediately following the Demerger.

SLP Exchange Agreement

On June 1, 2022, the SLPs and Haleon entered into an exchange agreement pursuant to which the SLPs exchanged their respective holdings of C ordinary shares in GSKCHHL in consideration for shares representing in aggregate 7.5% of the issued and outstanding Ordinary Shares immediately following the Demerger.

Lock-Up Agreement

In connection with the Demerger, on June 1, 2022, GSK entered into a lock-up agreement (the “Lock-Up Agreement”), with Pfizer and the SLPs, Citigroup Global Markets Limited (“Citi”) and Morgan Stanley & Co. International plc (“Morgan Stanley”). Pursuant to the Lock-Up Agreement, GSK has agreed not to offer, sell, lend, pledge or engage in any other disposal of Issuer shares and Issuer ADSs for a period commencing on the completion of the share-for-share exchanges and ending on the day after the earlier of: (i) November 10, 2022; and (ii) the date of the first announcement by the Issuer of a quarterly trading update for a quarterly period ending after June 30, 2022. The Lock-Up Agreement provides that the lock-up may be released during such period (which shall apply pro rata to Pfizer, on the one hand, and the GSK group (including the SLPs), on the other hand, in accordance with their relative ownership of Issuer shares as of the date of the release) upon the mutual written agreement of Citi and Morgan Stanley.

CUSIP No. 405552100	13D	Page 5 of 11

Orderly Marketing Agreement

On June 1, 2022, GSK, Pfizer, and the SLPs entered into the Orderly Marketing Agreement. The principal purpose of the Orderly Marketing Agreement is to regulate sales of Haleon shares and ADSs by the parties after listing, including ensuring that, where one party proposes to sell Haleon Shares, the other parties have the opportunity to participate in any such sale, subject to certain exceptions. Each of the SLPs is treated as a member of GSK’s group for the purposes of the capacity allocation provisions in the Orderly Marketing Agreement, and the SLPs accordingly exercise share sale and tag-along rights under the Orderly Marketing Agreement through GSK as a single point of contact.

Orderly Marketing Agreement Side Letter

On June 1, 2022, GSK and the SLPs entered into a side letter to the Orderly Marketing Agreement (the “Orderly Market Agreement Side Letter”). The principal purpose of the Orderly Marketing Agreement Side Letter is to determine how share sale and tag-along rights in respect of sales of Haleon shares are allocated as between GSK and the SLPs.

Registration Rights Agreement

On June 1, 2022, the Issuer, Pfizer, GSK and the SLPs (Pfizer, GSK and the SLPs together, the “Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides for certain demand and piggyback registration rights to the Holders. Pursuant to the demand registration rights the Issuer shall, no later than 60 calendar days after the Demerger, file with the SEC a shelf registration statement covering the resale under the Securities Act of 1933, as amended (the “Securities Act”) of all registrable securities and shall use its reasonable best efforts to have such shelf registration statement declared effective no later than the earlier of: (i) 90 calendar days following the Demerger if the SEC elects to “review” the shelf registration statement; and (ii) 10 business days after Issuer is notified by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review. Additionally, pursuant to the piggyback registration right, if the Issuer registers any of its equity securities for its own account or for the account of any other shareholder under the Securities Act, the Issuer shall give written notice of its intention to do so to each of the Holders of record of registrable securities. Upon the written request from a Holder, the Issuer shall, subject to certain limitations, use its reasonable best efforts to cause such Holder’s registrable securities to be registered under the Securities Act.

The descriptions of the agreements in this Item 4 of the Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by reference.

Other than as described above, GSK has no plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	any material change in the present capitalization or dividend policy of the Issuer;
f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed−end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter−dealer quotation system of a registered national securities association;
i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	any action similar to any of those enumerated above.

CUSIP No. 405552100	13D	Page 6 of 11

GSK expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors: (i) purchase additional shares of Ordinary Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Ordinary Shares, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as GSK may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Also, consistent with its investment intent, GSK may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5. Interest in Securities of the Issuer.

The information included in Item 3 of this Schedule 13D is incorporated herein by reference herein.

a.	GSK beneficially owns 1,195,320,110 Ordinary Shares, which represents 12.94% of 9,234,573,831 Ordinary Shares outstanding as of July 18, 2022 subsequent to the closing of the Demerger, as reported in the Form 6-K.
b.	GSK has (i) the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of 502,727,073 Ordinary Shares held by GGL and (ii) the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition of, 692,593,037 Ordinary Shares held by the SLPs.
c.	Except as described herein, no transaction in shares of Ordinary Shares were effected during the past 60 days by GSK.
d.

No person, other than (i) GSK, (ii) the SLPs, and (iii) the GSK Pension Scheme, the GSK Pension Fund and the SmithKline Beecham Pension Plan (which each hold a limited partnership interest in a separate SLP) (together, the “GSK UK Pension Schemes”),[1] is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Ordinary Shares beneficially owned by GSK.

In addition, by virtue of the Orderly Marketing Agreement and the Lock-Up Agreement, GSK, the SLPs and Pfizer may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Based on information contained in the Pfizer Schedule 13D filing (as defined below), the “group” may collectively be deemed to beneficially own an aggregate of 4,150,383,736 Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of ADSs), which represents approximately 44.9% of the Issuer’s outstanding Ordinary Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that GSK, the SLPs and Pfizer are members of any such group. Pursuant to Rule 13d-4 under the Act, GSK expressly disclaims beneficial ownership of any securities of the Issuer held by Pfizer, and nothing herein shall be deemed an admission by GSK as to the beneficial ownership of any such securities. Pfizer has filed a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information for itself (the “Pfizer Filing”). GSK assumes no responsibility for the information contained in any filings by any other person, including the Pfizer Filing. Except as disclosed herein, this Schedule 13D does not reflect any Ordinary Shares or ADSs beneficially owned by Pfizer.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between GSK or the SLPs and any other person with respect to any securities of the Issuer.

1 Each GSK UK Pension Scheme, through its SLP interest, is entitled to receive a distribution from that SLP in an amount equal to the net proceeds of sales of Ordinary Shares by that SLP and to dividend income received by that SLP on the Ordinary Shares (and during the period from March 25, 2022 up to completion of the SLP share exchange on July 17, 2022, on the C ordinary shares in GSKCHHL), until it has received an aggregate amount equal to a pre-agreed proceeds threshold. Once the GSK UK Pension Schemes’ proceeds thresholds have been reached, the general partner of each of the SLPs is then entitled to sell the remaining Ordinary Shares held by the SLP and distribute the proceeds to GSK.

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Item 7. Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
1	Demerger Agreement dated as of June 1, 2022 between the Issuer and GSK plc, (incorporated by reference to Exhibit 4.7 to the Form 20-F filed with the SEC by the Issuer on June 1, 2022).
2	Separation Co-Operation and Implementation Agreement dated as of June 1, 2022 between GSK plc, Pfizer Inc., the Issuer, GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited, GlaxoSmithKline Consumer Healthcare Holdings Limited, Anacor Pharmaceuticals, Inc. and PF Consumer Healthcare Holdings LLC (incorporated by reference to Exhibit 4.9 to the Form 20-F filed with the SEC by the Issuer on June 1, 2022). Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Issuer if publicly disclosed.
3	Exchange Agreement dated as of June 1, 2022 between GSK plc and the Issuer (incorporated by reference to Exhibit 4.10 to the Form 20-F filed with the SEC by the Issuer on June 1, 2022).
4	Exchange Agreement dated as of June 1, 2022 between GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership, GSK (No.3) Scottish Limited Partnership and the Issuer (incorporated by reference to Exhibit 4.11 to the Form 20-F filed with the SEC by the Issuer on June 1, 2022).
5	Registration Rights Agreement dated as of June 1, 2022 between the Issuer, Pfizer Inc., GSK plc, GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership and GSK (No.3) Scottish Limited Partnership (incorporated by reference to Exhibit 4.15 to the Form 20-F filed with the SEC by the Issuer on June 1, 2022).
6	Lock-Up Agreement dated as of June 1, 2022 between GSK plc, Pfizer Inc., the SLPs, Citigroup Global Markets Limited and Morgan Stanley & Co. International plc.
7	Orderly Marketing Agreement dated as of June 1, 2022 between GSK, Pfizer, and the SLPs.
8	Orderly Marketing Agreement Side Letter dated as of June 1, 2022 between GSK and the SLPs. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2022

GSK PLC

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

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Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Executive Director and Chief Scientific Officer and President, R&D	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Harry (Hal) Dietz	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Laurie Glimcher	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

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Name	Business Address	Principal Occupation or Employment	Citizenship

Iain Mackay	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	Swiss
Dr. Vishal Sikka	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex TW8 9GS, England	Chairman and Company Director	British

GSK Leadership Team
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Executive Director and Chief Scientific Officer and President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Vaccines & Global Health	Irish
Diana Conrad	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief People Officer	Canadian

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Name	Business Address	Principal Occupation or Employment	Citizenship

James Ford	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP, Global Communications and CEO Office	British
Iain Mackay	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director & Chief Financial Officer	British
Luke Miels	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Commercial Officer	Australian
Shobana Ramakrishnan	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Digital & Technology Officer	US
David Redfern	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentord Middlesex TW8 9GS, England	President, Pharmaceuticals Supply Chain	French & British
Philip Thomson	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex TW8 9GS, England	CEO, ViiV Healthcare	British